Mamma.com/The Battle for Desktop Real Estate

Copernic Desktop Solution Offers ISPs and Major Portals an Option to Own Privately Branded Deskbar

MONTREAL, QUEBEC -- (MARKET WIRE) -- 07/06/06 -- Mamma.com Inc., (the "Company"), (NASDAQ: MAMA), a leader in Internet search and online advertising, announced today the official launch of its Copernic Desktop Search (CDS) Private Branding Program for ISPs and major portals, as a key strategy in the effort to establish branded space at the Internet's future point of entry.

"The desktop space is positioned to become the main entryway for Internet traffic. As the battle for this real estate intensifies among major search players it is vital for ISPs and major portals to stake their claim in the space to remain competitive and retain their user base," said Martin Bouchard, EVP and Chief Strategist & Technology Officer. "We believe our CDS Private Branding Program is the solution to offer such companies a branded presence on their user's desktop and remain competitive with Google®, Microsoft® and others."

Desktop search software is enabling users to access the Web directly, causing them to bypass browsers, bookmarks and preferred sites. The CDS Solution provides direct one click access to a portal's services from the desktop helping them to ensure user retention, overall satisfaction and increased revenues through search. Major blue chip customers have already implemented their privately branded version of CDS enabling them to retain users, generate more search revenues and being ready to protect their on-line assets against the major search engines.

"We believe the Private Branding Program will allow ISPs and portals to establish a competitive barrier against the threat being posed by the introduction of desktop search tools by Google and Microsoft and help them ensure stronger user retention, while enhancing their users search experience, said Guy Faure, President and CEO of Mamma.com.

For more information on Copernic Desktop Search Private Branding Solution, visit www.partners.copernic.com.

Critically acclaimed since its introduction, CDS is used by millions worldwide. As leading edge technology it has garnered several prestigious awards and recognition. A recent issue of PC-Welt rated Copernic Desktop Search as the leading application when compared to Google Desktop Search 2, MSN Desktop Search 2.5 and Yahoo Desktop Search 1.2. The study sites CDS' ease of use, concise search results and video and music search as key factors contributing to its high ranking.

About Mamma.com Inc.

Mamma Media Solutions(TM) is a leading provider of award winning search technology for both the Web and desktop space, delivered through its properties, www.mamma.com and www.copernic.com respectively. The Company is also a top provider of online marketing solutions to advertisers, providing keyword and graphic ad placement on its large publisher network.

Mamma.com The Mother of All Search Engines® is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet.

Through its award winning Copernic Desktop Search product, Copernic Technologies develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine right to the user's PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors' Choice Award as well as the PC World World Class award in 2005.

More information can be found at www.mammamediasolutions.com and www.copernic.com

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the United States Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

Contacts:

Mamma.com Inc.Gina DeYoung

Director, Corporate Communications and Marketing

Toll Free: (888) 844-2372 or Local: (514) 908-4325

gina@mamma.comwww.mammainc.com